SPI Energy Co., Ltd.

Suite 2703, 27/F, China Resources Building

26 Harbour Road, Wan Chai

Hong Kong SAR, China

February 12, 2018

Kevin J. Kuhar
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             SPI Energy Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed October 27, 2017

File No. 001-37678

Dear Mr. Kuhar:

We hereby provide a response to the comments issued in your letter dated December 21, 2017 (the “Staff’s Letter”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”).  Contemporaneously, we are filing the amended 20-F via Edgar (the “Amended 20-F”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended 20-F, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letters on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letters.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 3. Key Information

The operations of our e-commerce and investment business platform is unsuccessful, page 7

1.                                      Disclose the total amount that you may be required to pay the investors if other parties to the relevant contracts do not perform as required.

Response: The disclosure on page 8 has been revised to disclose the amount that may be required to be paid to investors.

2.                                      Reconcile your disclosure that criminal charges “may be brought against” you with your disclosure that criminal charges were filed. If criminal charges were filed, clarify how your activities are alleged to have violated applicable law, and tell us whether any of the individuals required to be named by Form 20-F Item 6 were charged. Also, address this matter in your legal and administrative proceedings disclosure on page 97, and tell us why the “certain lawsuits filed by the suppliers” mentioned on page F-27 are not addressed in that disclosure on page 97.

Response:  Neither the Company nor any executives at Jiangsu Solarbao have been charged with a crime, although they are currently under investigation.  The disclosure has been revised in the Amended 20-F to accurately reflect that there is an ongoing investigation, but that no charges have been filed.  Because no charges have been filed, the Company has not added such disclosure on page 97. Please also refer to the Company’s response to Comments 14. In addition, the two lawsuits referred to in the restricted cash disclosure on pageF-27 were settled before the filing date and they did not have a significant impact on the financial statements, so they were not disclosed on page 97.

The reduction, modification, delay or discontinuation of government subsidies..., page 9

3.                                      Clarify the nature of the subsidies that were delayed by the government on “solar farms in operations” as disclosed in the last risk factor on page 7 and how this delay impacted the development of projects. Also, revise your disclosure on pages 54 and 63 where you discuss government subsidies as appropriate.

Response: The disclosure on pages 7, 54 and 63 has been revised in accordance with the Staff’s comments.

Item 4. Information of the Company

If the PRC government finds that the structure we have adopted..., page 27

4.                                      Please file as exhibits the contractual arrangements with Meijv.

Response:  The contractual arrangements with Meijv are being filed with the Amended 20-F.

History and Development of the Company, page 34

5.                                      Please tell us with specificity which closing conditions have prevented the closing of the balance of the $100 million transaction mentioned in the second paragraph as well as the agreements with Qian Kun Prosperous Times Investment Limited and Alpha Assai.

Response:  The disclosure on page 34 of the Amended 20-F has been revised to clarify the reasons that the investors did not close on the transactions.

Our Global Project Development Business, page 39

6.                                      Disclose which of the projects mentioned in this section are to be sold due to your liquidity plans mentioned on page 82.

Response: In order to satisfy its liquidity plan, the Company intends to sell the projects under construction in Japan, the US, and the UK, that have been disclosed in the table “Solar Projects Under Construction” on page 41. The Company has revised its disclosure on page 41 accordingly.  In addition, as part of our initiative to recover accounts receivable from our EPC business in China, the Company has been actively working with certain strategic investors to allow them to invest in our grid connected solar projects in China. The disclosure on page 82 disclosed these projects in China (which are not included in the lists on pages 39 and 41).

Product Warranties, page 68

7.                                      Disclose the status of LDK Solar Co. Also, in an appropriate section of your document, disclose how developments regarding the status of LDK Solar affect the ownership of your securities that you disclose as beneficially owned by that company.

Response: The Company has revised the disclosure on page 69 to disclose that LDK Solar owns 19.5% of the Company.  Because LDK Solar is not owned by the Company or its affiliates, the Company is not aware of how any developments relating to LDK will affect the Company’s securities.

EnSync Acquisition, page 75

8.                                      Please tell us whether the supply agreement has been terminated and whether you repurchased the shares from Melodious. If so, disclose these developments as appropriate in your filing.

Response: On October 23, 2016, the Company received notice from EnSync that it considered the Company to be in breach of the Supply Agreement due to the failure of the Company to perform under the terms of the Agreement by purchasing the minimum number of products and that the Company had 30 days to cure the breach.  On May 4, 2017, the Company received a letter terminating the Agreement. . The Company does not believe that it breached this Agreement and is in the process of negotiating with Ensync.  The Disclosure on page 75 has been revised to disclose this dispute.

In April 2017, Melodious exercised the right and demanded that we repurchase those preferred stocks. The repurchase was completed on July 10, 2017. We have revised our disclosures on page 76 to reflect completion of the repurchase of shares from Melodious.

Capital Resources and Material Known Facts on Liquidity, page 81

9.                                      We note your disclosure that you recently recognized that additional actions were necessary to minimize cash outflow. Please clarify the nature and date of the relevant recent developments that caused this recognition, the aggregate amount of your cash requirements over the next 12 months, and the sources of funds available to fulfill those requirements after considering all restrictions on cash including restrictions on the ability to transfer cash from your subsidiaries to you. Your revised disclosure should clarify the nature and magnitude of the “suspected related party transactions” and “unusual transactions” that you mention on page 7 as relevant to your cash needs.

Response: The disclosure on page 82 has been revised in accordance with the Staff’s comments.

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 93

10.                               Tell us who STP mentioned in Note 26 on pages F-52 and F-53 is, and tell us STP’s relationship to you. Provide in your response your analysis of whether the transaction described in that Note constitutes a related party transaction pursuant to Item 7 of Form 20-F.

Response: The disclosure on pages F-52 and F-53 has been revised to clarify that STP was affiliated with the Company’s former Chairman and Chief Executive Officer, Steve Kircher. Mr. Kircher resigned from the Board of Directors and as Chief Executive Officer in 2012, and has not been as affiliate of the Company since that time. Therefore, the transaction is not currently a related party transaction.

Item 13. Defaults, Dividend Arrearages and Delinquencies, page 109

11.                               Provide all information required by Item 13 of Form 20-F. In this regard, we note (1) your disclosure in the last risk factor on page 7 and (2) your disclosure in the last paragraph of Note 11 on page F-35. Also, provide appropriate risk factor disclosure discussing your default on the convertible bonds, and file the amended agreement with Union Sky Group Limited as an exhibit.

Response: The disclosures on pages 8 and 109 have been revised in accordance with the Staff’s comments.  The amended agreement with Union Sky Group Limited is being filed as an Exhibit to the Amended 20-F.

12.                               Disclose the “certain” bond conversion price.

Response: The disclosure on pages 8, F-44 and F-58 has been revised in accordance with the Staff’s comment.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 109

13.                               Please amend the filing to include management’s conclusion on the effectiveness of disclosure controls and procedures as of December 31, 2016 rather than as of December 31, 2015. Refer to Item 307 of Regulation S-K.

Response:  The disclosure has been corrected in accordance with the Staff’s comments.

Note 26 — Commitments and Contingencies

(b) Contingencies, page F-54

14.                               We note from disclosure on page 8 that your e-commerce business is the subject of a criminal investigation in the PRC and that some criminal charges have been filed by local law enforcement. Tell us how you determined that this matter is not material for disclosure in the notes to your audited financial statements. Refer to ASC 450-20 and ASC 855-10.

Response:

Pursuant to Article 176 of Criminal Law of the People’s Republic of China, if persons are convicted, the criminal(s) shall be sentenced to fixed-term imprisonment of less than three years or criminal detention and shall also, or shall only, be fined in an amount no less than CNY 20,000 but no more than CNY 200,000; if a significant amount or other serious matters involved, the criminals shall be sentenced to fixed-term imprisonment of no less than three years but no more than 10 years and shall also be fined in an amount no less than CNY 50,000 but no more than CNY 500,000 . Where an entity commits the crime as mentioned above, it shall be fined as well, and the persons who are directly in charge or responsible for the crime shall be punished according to the provisions as mentioned above.

Since April 10, 2017, the Company has defaulted on its repayment to individual investors for the online fund raising and leasing business. As a result of the default, some investors reported to the police department of Suzhou Industrial Park, and requested that the governmental authorities to urge the Company to repay the principal and interest on their investments.

The potential contingent liability arising from the repayment default after December 31, 2016 should not be recognized in the consolidated financial statements of the Company as of and for the year ended December 31, 2016 in accordance with ASC 855-10-25-3.  As of December 31, 2016, all fund raised and related interests were recorded and accrued as loans and payables based on the investment agreements signed by individual investors.   As at December 31, 2016, the Company had no intention to default the repayment of these loans and payables when they fall due in 2017.   As the default did not occur until after December 31, 2016, the Group is of the view that any loss to be incurred from the criminal charges does not represent a loss contingency as of December 31, 2016.

Based on the above PRC laws and regulations, the highest fine the Company or its executives would be convicted by the court is CNY 500,000 (approximately USD 72,000).  Based on the relevant laws and regulations and after consultation with the Company’s PRC legal counsel as discussed above, the criminal investigation will have no material direct impact on the Company’s financial positions. Therefore, no disclosure of subsequent event was made in the consolidated financial statements as of and for the year ended December 31, 2016.

Please let me know if you have any further questions.

Sincerely,

/s/ Tairan Guo

Tairan Guo